Annual Report 2020 March 2, 2021 Intended for investor audiences only. Exhibit 99.2

Important notice: Forward-looking statements This company announcement may contain certain forward-looking statements, including in respect of the anticipated commercialization of arimoclomol. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements, including the risk that applicable regulatory authorities fail to approve arimoclomol on the anticipated timeline or at all. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Anders Vadsholt, Interim Chief Executive Officer & Chief Financial Officer Molly Painter, President, U.S. Business Review

Christophe Bourdon appointed Chief Executive Officer Proven global leader who fosters innovation & curiosity 25 years of industry experience in biotech and large pharma companies Proven experience building successful multi-cultural and cross-functional teams across 3 continents Patient-first perspective on drug development with significant commercial expertise in rare diseases Intended for investor audiences only.

2020 was an important momentum-building year for Orphazyme Submitted arimoclomol for review in U.S. and EU, obtaining Priority Review from FDA Continued late-stage trials in ALS and IBM, which remain on track to report top-line data H1 2021 Awarded Fast-Track designation in U.S. for arimoclomol in ALS Reported marked improvements in key clinical markers in Phase 2 trial in Gaucher disease Expanded NPC EAP program in U.S. and opened similar programs in France and Germany ADVANCED pipeline ESTABLISHED commercial organization in U.S. and expanded EU footprint STRENGTHENED balance sheet Successful capital increase (Feb 2020) and IPO on U.S. NASDAQ (Oct 2020) Pre-launch preparations, including infrastructure and operations to support potential launch ^Early access programs available in U.S., France, Germany Intended for investor audiences only.

Pipeline in a single product: Multiple shots on goal with arimoclomol

Rare Pediatric Disease Designation (RPD) in NPC

	Designations			Stage of Development	Anticipated key milestones
	Orphan Drug	Fast Track	BTD[†]	PC / Ph 1 / Ph 2 / Ph 3 / Filed	
Lysosomal storage diseases					
Niemann-Pick disease Type C^	✓	✓	✓	Filed in EU and US (FDA priority review)	Potential US approval (target PDUFA date June 17, 2021); MAA (EU) submitted to EMA Nov 2020
Gaucher disease				Ph 2[‡] (top-line data reported)	
Neuromuscular disorders					
Amyotrophic Lateral Sclerosis	✓	✓		Ph 3 (registrational)	Top-line results H1 2021
Inclusion Body Myositis	✓	✓		Ph 2/3 (registrational)	Top-line results H1 2021

^Early access programs available in US, France, Germany; † Breakthrough Therapy Designation; ‡ Type 1 and Type 3 Gaucher disease

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ORPHAZYME

Intended for investor audiences only.

Molly Painter, President, U.S. Commercial Overview

Arimoclomol: Approaching market in 4 neurodegenerative rare diseases

Niemann-Pick disease Type C (NPC)	Amyotrophic Lateral Sclerosis (ALS)	Inclusion Body Myositis (IBM)	Gaucher Disease
~ 2K patients	**~ 50K patients**	**~ 40K patients**	**~ 15K patients**

ALS and IBM have potential to be blockbuster market opportunities

Launch expected in 2021 for NPC

Note: Estimated patients represent U.S. and EU combined and figures are rounded.

8

ORPHAZYME

Intended for investor audiences only.

Established platform with experienced teams in U.S. and Europe We are ready for the potential launch of arimoclomol in 2021 Critical teams in U.S. and Europe are already in place with vast experience in rare disease launches Rare Disease Specialists, Medical Science Liaison, National Account Directors, and Reimbursement Access team are ready for launch Manufacturing & supply ready to meet demand within a narrow window of approval No material impact of COVID-19 on launch efforts Rare disease expertise Backbone infrastructure Medical Science Liaisons Marketing and sales Regulatory and compliance Payors Commercial leadership Intended for investor audiences only.

Arimoclomol expected to be 1st to market in NPC in the U.S. We have a clear adoption strategy In the U.S., our research shows that payors will prioritize approved treatments as first-line therapy In Europe, arimoclomol expected to become an add-on therapy to miglustat We aim to position arimoclomol as first-line globally 1. 2. 3. Intended for investor audiences only.

Arimoclomol is positioned well to become standard-of-care for NPC N-Acetyl-L-Leucine (IB1001) 2020 2021 2022 Clinical development Marketed Miglustat is indicated for treatment of NPC outside U.S. and now generic and no longer promoted, not approved in U.S. Adrabetadex VTS-270 (IT/IV cyclodextrin): Potential treatment of NPC N-Acetyl-L-Leucine (IB1001) and Trappsol Cyclo (IV cyclodextrin) in clinical development to treat specific symptoms only; not a disease-modifying therapy Trial closed June 2020; patients being transitioned to EAP that will close Oct 2021 Jan 2021: Actelion/J&J closed co-pay program and patients forced to go on generics with no financial support Arimoclomol Orphazyme Zavesca (miglustat) Actelion/J&J Arimoclomol Orphazyme Trappsol Cyclo (IV cyclodextrin) Intended for investor audiences only.

“ “ “ We are expanding the market with arimoclomol in NPC: KOLs indicate they would offer arimoclomol to most NPC patients as first-line or add-on therapy KOL feedback suggests that patients would receive arimoclomol as an important part of their treatment regimen “I couldn’t give patients a downside to adding arimoclomol. It’s an excellent option. Insurance may deny other treatments because they aren’t FDA approved…there is no combination data with cyclodextrin and arimoclomol, only with miglustat, so that may be a factor.” “The NPC community has been waiting for decades for approved therapy for this disease, and the [potential] availability of arimoclomol will offer an important treatment option to clinicians, and great hope for affected individuals and their families.” “The only patient types that wouldn’t be switched would be those doing well on current treatment or if they don’t want to take arimoclomol three times a day.” Sample data from Orphazyme conducted survey of 9 NPC KOLs Intended for investor audiences only.

We have partnered with key scientific and patient advocacy groups to support the development of arimoclomol NPC ALS IBM Gaucher Parkinson’s Scientific Collaborations Patient and Community Partnerships Intended for investor audiences only.

In anticipation of FDA and EMA approval, we are proud to announce the global brand name for arimoclomol” “ Molly Painter, President, U.S. Disclaimer: Not for promotional use. MIPLYFFATM is a trademark or registered trademark of Orphazyme A/S. Arimoclomol is an investigational product candidate and is not approved for use by any regulatory agency for any therapeutic indication. Intended for investor audiences only.

Anders Vadsholt, Interim Chief Executive Officer and Chief Financial Officer Financial Review

Key figures for 2020: Strong cash balance to support first potential launch in 2021 For the period 1 January to 31 December 2020; 1. Basic and diluted, weighted-average shares outstanding 28,366,469. Cash at year-end of DKK 727 million ($119 million) Boosted by successful financing activities, including U.S. IPO As of December 31, 2020 Increased operating expenses mainly due to expansion of our global footprint and pre-launch activities Net loss widened due to investments in R&D and commercial infrastructure Net loss per share1 of (22.32) compared to (16.85) in 2019 Intended for investor audiences only.

Operating expenses increased in 2020 as we focused on expanding our commercial infrastructure G&A costs were driven by pre-launch activities and build-up of our commercial infrastructure and global organization: Strengthened our U.S. and Switzerland-based commercial team by 29 employees Increased medical affairs activities, particularly for NPC Administrative expenses rose to support our growing organization, including 20 additional administrative, finance, legal, and IT employees R&D costs increased primarily due to: Three clinical pharmacology registrational trials Increased clinical safety reporting activity in ongoing trials Expansion of the R&D team by 12 employees Intended for investor audiences only.

Sales of arimoclomol Cash Position Operating expenses Financial outlook and key assumptions for 2021 ~DKK 60-120 M ~10-20 USD M >350 DKK M >57 USD M 800-850 DKK M 130-138 USD M Approval of arimoclomol for NPC in U.S. Grant of a Priority Review Voucher (PRV) upon approval Ability to sell the PRV voucher Initial revenues from arimoclomol in the U.S. and named patient sales in certain countries Approval of arimoclomol in Europe in Q4 2021 Continued investments in commercial infrastructure in the U.S. and Europe R&D expenses to support advancement and completion of arimoclomol clinical trials in IBM and ALS, including data readout and preparations for filing, if successful Operating loss 100-150 DKK M 16-24 USD M Intended for investor audiences only.

Concluding Remarks

Driving towards commercialization of arimoclomol in 2021 Approaching the market for 1st of 4 rare disease indications Two registrational trial readouts expected in ALS and IBM NPC PDUFA date; NDA accepted with Priority Review with Orphan Drug Designation NPC anticipated MAA approval in EU Building a highly specialized commercial footprint in U.S. and Europe H1 2021 June 17, 2021 Q4 2021 Intended for investor audiences only.

Q&A

Thank you For further information: contact@orphazyme.com